July 12, 2010

VIA EDGAR

William Friar

Senior Financial Analyst

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549-4720

Re:	PrivateBancorp, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the quarter ended March 31, 2010
File Number 001-34066

Dear Mr. Friar:

This letter confirms receipt by PrivateBancorp, Inc. (the “Company”) of the letter dated June 30, 2010 from the staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K filed on March 1, 2010, and the Company’s Quarterly Report on Form 10-Q filed on May 10, 2010. As discussed with Eric Envall of the staff by telephone, the Company will respond to the comments contained in the letter on or about the date of filing its second quarter Form 10-Q.

If you have any questions regarding the foregoing, please feel free to contact me at (312) 564-6063.

Sincerely,

/s/ Jennifer R. Evans
Name:	Jennifer R. Evans
Title:	General Counsel

cc:	Kevin M. Killips
Chief Financial Officer

Eric Envall
United States Securities and Exchange Commission

120 South LaSalle Street — Suite 400 Chicago — Illinois 60603 — tel [312] 564-2000 — www.ThePrivateBank.com